                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                                   HEARx Ltd
           ---------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.10 Par Value
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   422360107
                         -----------------------------
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                399 Park Avenue
                           New York, New York  10022
                                 (212) 872-1000
       -----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 26, 1996
                    ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Continued on following page(s)
                              Page 1 of 7 Pages
                               Exhibit Index: Page 7
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                                  SCHEDULE 13D

CUSIP NO. 422360107                                           PAGE 2 OF 7 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Mr. George Soros

2        Check the Appropriate Box If a Member of a Group*
                                    a.  [ ]
                                    b.  [ ]

3        SEC Use Only

4        Source of Funds*

                 PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
  Number of                                2,800,000
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  2,800,000
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           2,800,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                          [ ]

13       Percent of Class Represented By Amount in Row (11)

                                  5.54%

14       Type of Reporting Person*

                 IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 7 Pages


ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to shares of common stock, $0.10 par value (the "Shares"), of HEARx Ltd. (the "Issuer"). The address of the principal executive offices of the Issuer is 471 Spencer Drive, West Palm Beach, Florida 33409. This statement on Schedule 13D is being filed by the Reporting Person (as defined below) to report a recent acquisition of Shares as a result of which the Reporting Person may be deemed the beneficial owner of in excess of 5% of the outstanding Shares.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed on behalf of Mr. George Soros (the "Reporting Person") in his individual capacity.

         The principal occupation of the Reporting Person, a U.S. citizen, is his direction of the activities of Soros Fund Management ("SFM"), which is carried out in his capacity as the sole proprietor of SFM at SFM's principal office located at 888 Seventh Avenue, 33rd Floor, N.Y., N.Y. 10106. SFM's sole business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies.

         During the past five years, the Reporting Person has not been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On January 26, 1996, the Reporting Person, along with other investors (collectively, the "Investors"), entered into a Stock Purchase Agreement ("Stock Purchase Agreement"), with the Issuer, pursuant to which the Investors purchasd 1996 Senior Preferred Stock, par value $1.00 per share, of the Issuer ("Senior Preferred Stock"), Class A Warrants ("Class A Warrants") and Class B Warrants ("Class B Warrants"), in the amounts and upon the terms specified in the Stock Purchase Agreement, a copy of which is attached hereto as Exhibit A.

         Pursuant to the Stock Purchase Agreement, the Reporting Person, among other things, purchased from the Issuer 2,800,000 Class A Warrants with $1,540,000 of his own personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person acquired 2,800,000 Class A Warrants pursuant to the terms of the Stock Purchase Agreement (and thus the Reporting Person may be deemed to hold the 2,800,000 Shares into which the Class A Warrants may be converted). A copy of the form of the Class A Warrants ("Class A Form") is attached as Exhibit B. Pursuant to the terms of the Class A Form, the Class A Warrants may be exercised at a price of $0.55 per Share for a period of five years from the date of issuance.

         Concurrently with the acquisition of the Class A Warrants, for no additional consideration, the Reporting Person also received 1,540 shares of Senior Preferred Stock and 1,026,666 Class B Warrants. The Senior Preferred Stock was issued pursuant to the terms of a certificate ("Senior Preferred
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                                                              Page 4 of 7 Pages


Certificate"), a copy of the form of which is attached hereto as Exhibit C. Pursuant to the terms of the Senior Preferred Certificate, the Senior Preferred Stock is not convertible into Shares, but is redeemable at any time by the Company at $1,000 per share.

         The Class B Warrants are exercisable at a price of $0.55 per Share for a one year period beginning on the fourth anniversary of the date of the execution of the Stock Purchase Agreement (the fourth anniversary constituting the "Exercise Date"). A copy of the form of the Class B Warrants ("Class B
Form") is attached hereto as Exhibit D.   Pursuant to the terms of the Class B
Form, prior to the Exercise Date, if the Issuer redeems the Senior Preferred Stock, the Class B Warrants shall also be redeemed automatically at a redemption price of $0.01 per warrant share underlying the Class B Warrant to be redeemed.

         The Reporting Person has acquired all of the securities described herein as having been acquired for his account for investment purposes and pursuant to the terms of each of the documents discussed herein.

         Except as set forth above and as contemplated by the Stock Purchase Agreement, the Reporting Person has no present plans or proposals that would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies, market conditions and other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of Shares of which the Reporting Person may be deemed a beneficial owner is 2,800,000 (approximately 5.54% of the total number of Shares outstanding, using the total number of Shares outstanding which assumes the conversion of the 2,800,000 Class A Warrants into Shares). This number consists of the 2,800,000 Shares issuable upon conversion of the 2,800,000 Class A Warrants presently exercisable by the Reporting Person pursuant to the terms of the Class A Form.

         (b) The Reporting Person has the sole power to direct the voting and disposition of the Shares which he holds directly.

         (c) Except as described in Item 4 hereof, which is incorporated in this Item 5(c) by reference, there have been no transactions in the Shares effected since December 6, 1995 (60 days prior to the date hereof).

         (d) No person other than the Reporting Person has the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by the Reporting Person.

         (e)     Not applicable.
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                                                              Page 5 of 7 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As described in Items 3, 4, and 5 above, on January 26, 1996, the Issuer and the Investors entered into a Stock Purchase Agreement for the purpose of acquiring the Senior Preferred Stock, the Class A Warrants and the Class B Warrants. A copy of the Stock Purchase Agreement is attached hereto as Exhibit A.

         Pursuant to a Registration Rights Agreement, a copy of which is attached hereto as Exhibit E (the "Registration Rights Agreement"), the Issuer granted certain registration rights to Investors who hold 50% of the Registrable Securities (as such is defined in the Registration Rights Agreement) with respect to Shares acquired upon the exercise of the Class A Warrants, Class B Warrants, as well as any Shares issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, such Shares. The Registration Rights Agreement grants to the Investors certain demand registration rights in addition to "piggy- back" registration rights, each as set forth in the Registration Rights Agreement.

         Pursuant to a Sell Along Rights Agreement, a copy of which is attached hereto as Exhibit F (the "Sell Along Rights Agreement"), the Investors are given certain sell along rights, as such are set forth in the Sell Along Rights Agreement, in the event that Paul A. Brown, M.D. proposes to transfer more than five percent of his Shares (other than sales he effects on NASDAQ or a national securities exchange pursuant to Rule 144 under the Securities Act of 1933, as amended).

         Except as set forth above and as described in Items 3, 4 and 5 hereto, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Stock Purchase Agreement, dated January 26, 1996, (the "Agreement" between HEARx Ltd., Invemed Associates, Inc. and the Investors (as such are defined in the Agreement).

         (b) The form of the Class A Warrants which were issued pursuant to the Agreement.

         (c) The form of the 1996 Senior Preferred Stock which were issued pursuant to the Agreement.

         (d) The form of the Class B Warrants which were issued pursuant to the Agreement.

         (e) Registration Rights Agreement, dated January 26, 1996, between HEARx Ltd., Invemed Associates, Inc. and the Investors (as such are defined in the Agreement).

         (f) Sell Along Rights Agreement, dated January 26, 1996, between HEARx Ltd., Invemed Associates, Inc. and the Investors (as such are defined in the Agreement).

         (g) Power of Attorney dated October 27, 1994 granted by Mr. George Soros in favor of Mr. Sean Warren.
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                                                              Page 6 of 6 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 5, 1996                    GEORGE SOROS

                                           By:  /s/ Sean C. Warren
                                                --------------------------------
                                                Sean C. Warren
                                                Attorney-in-Fact
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                                                              Page 7 of 7 Pages


                               INDEX OF EXHIBITS

EXHIBIT

    A Stock Purchase Agreement, dated January 26, 1996 ("Agreement"), between HEARx Ltd., Invemed Associates, Inc. and the Investors (as such are defined in the Agreement).

    B The form of the Class A Warrants which were issued pursuant to the Agreement.

    C The form of the 1996 Senior Preferred Stock which were issued pursuant to the Agreement.

    D The form of the Class B Warrants which were issued pursuant to the Agreement.

    E Registration Rights Agreement, dated January 26, 1996, between HEARx Ltd., Invemed Associates, Inc. and the Investors (as such are defined in the Agreement).

    F Sell Along Rights Agreement, dated January 26, 1996, between HEARx Ltd., Invemed Associates, Inc. and the Investors (as such are defined in the Agreement).

    G Power of Attorney dated October 27, 1994 granted by Mr. George Soros in favor of Mr. Sean Warren.